_________________________________________________________________
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _______________________
                           SCHEDULE TO
                         (Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

                      DAVID'S BRIDAL, INC.
                (Name of Subject Company (Issuer))

                 ALPHA OMEGA ACQUISITION, INC.
                   a wholly owned subsidiary of
                THE MAY DEPARTMENT STORES COMPANY
               (Names of Filing Persons (Offerors))
                         ________________

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)
                         ________________

                            238576102
              (CUSIP Number of Class of Securities)
                         ________________

                    Richard A, Brickson, Esq.
                  Secretary and Senior Counsel
               The May Department Stores Company
                        611 Olive Street
                 St. Louis, Missouri 63101-1799
                     Telephone: 314-342-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                         ________________

                             Copy to:
                     J. Michael Schell, Esq.
                     Margaret L. Wolff, Esq.
             Skadden, Arps, Slate, Meagher & Flom LLP
                        Four Times Square
                     New York, New York 10036
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                     Telephone: 212-735-3000
                         ________________

                    CALCULATION OF FILING FEE
_________________________________________________________________
          Transaction Valuation              Amount of Filing Fee
               Not Applicable                          Not Applicable
_________________________________________________________________

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

               Amount Previously Paid: N/A   Form or Registration No.: N/A
               Filing party: N/A             Date Filed: N/A

     [x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
_________________________________________________________________




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For Immediate Release    Contact:  Sharon Bateman  (314) 342-6494
                                   May Company

                                   Bob Huth (610) 896-2111
                                   David's Bridal



THE MAY DEPARTMENT STORES COMPANY
TO ACQUIRE DAVID'S BRIDAL, INC.

  ST. LOUIS, Mo., and CONSHOHOCKEN, Pa., July 3, 2000   The
May Department Stores Company [NYSE: MAY] and David's Bridal, Inc. [NASDAQ: DABR] announced that May is acquiring David's Bridal for $20 per share or about $436 million in a tender offer to existing David's Bridal shareowners, subject to customary regulatory approvals and certain conditions.
  David's Bridal is the largest retailer of bridal gowns and other bridal party-related merchandise in the United States, with sales of $175 million in fiscal 1999, marketing primarily to first-time brides between 18 and 34 years of age. The company operates 110 stores, 64 of which are in markets shared by May Company divisions, including Hecht's, Strawbridge's, Foley's Robinsons-May, Kaufmann's, Filene's, Famous-Barr, L.S. Ayres, The Jones Store, Meier & Frank, and ZCMI. David's Bridal is headquartered in Conshohocken, Pa., a Philadelphia suburb.
  Gene Kahn, May's president and chief executive officer, said, "David's Bridal is a very exciting acquisition and a highly strategic complement to our core department store business.
  "There are tremendous synergies between the David's stores and the wedding registry business in May's department store divisions:

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  -    This is a terrific opportunity to serve the customer's
total wedding experience, through May's department store registry services, David's wedding-related apparel and accessories, and the capabilities of WeddingNetwork.com.
  - David's Bridal enrolls a significant percentage of U.S. brides every year. It will be a significant referral source for our already powerful wedding registry business.
  - David's robust Internet site will provide a powerful linkage to our on-line wedding registry business with WeddingNetwork.com, which should be fully implemented by the end of July.
  - The Y-Generation customer is a key growth segment for our department stores and it is David's primary customer demographic. The acquisition is a great opportunity to broaden our allegiance with these customers whose weddings are often their first interaction with our department stores' home areas."
  Mr. Kahn continued, "David's Bridal has a strong growth and profitability record. It offers a compelling off-the-mall retail format with meaningful growth potential. It is also counter-seasonal to our business, with a higher portion of its sales generated during the spring compared with the fall for department stores."
  "We are very excited about the multifaceted opportunities presented by the combination of our two retailing businesses," he concluded.
  "The acquisition of David's Bridal by May underscores the success of our merchandising strategy and David's unique ability to satisfy the needs of the bride and her wedding party," said
Bob Huth, president and CEO of David's Bridal.  "Moreover,
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merging with May Company is a tremendous partnership opportunity.
The synergies between our two organizations are substantial.
This marriage between the two companies is a powerful combination that will extend the breadth of David's service and merchandise offerings to the bride."
  David's Bridal shareowners will have approximately 30 days to tender their stock.
  David's Bridal will operate as a division of May. Bob Huth will continue as president and CEO of the division. There will be no changes in the employment status of associates of David's Bridal due to the acquisition.
  The May Department Stores Company had fiscal 1999 sales of
$13.9 billion. Last year was the company's 25th consecutive year of record sales and earnings per share. The company has opened
14 new department stores year-to-date with plans to open an additional nine stores by year-end.
  David's Bridal had fiscal 1999 sales of $175 million. It has opened 10 new bridal stores this year, with plans to open 11 additional new stores by year-end.
  The May Department Stores Company now operates 422 department stores in 36 states and the District of Columbia.
With the David's Bridal acquisition, May will operate 532 store locations with sales in excess of $14 billion in 40 states, the District of Columbia, and Puerto Rico by fiscal year-end 2000.
  This release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing and

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May's ability to integrate the David's Bridal operations and achieve the anticipated synergies of the transaction.
  The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction.
WE URGE INVESTORS TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by May or David's Bridal with the Commission at the Commission's web site at www.sec.gov. In addition, documents filed with the SEC by May and David's Bridal will be available free of charge by directing a request to the Secretary of May at 611 Olive Street, St. Louis, MO 63101 and the Secretary of David's Bridal at 1001 Washington Street, Conshohocken, PA 19428, respectively.